EXHIBIT NO. 99.2

ITEM 7 INFORMATION

The securities being reported on by Commonwealth of Pennsylvania, Public School Employees’ Retirement System as a parent holding company or control person are owned, or may be deemed to be beneficially owned, by GCM Diversified Infrastructure, L.P., a controlled subsidiary of Commonwealth of Pennsylvania, Public School Employees’ Retirement System.